homasote
COMPANY



# 2001 Annual Report
# Our 92nd Year

# To Shareholders and Employees

We began 2001 with anticipated steady growth and an upbeat mode. Our 440 Sound Barrier® Floor Systems were being widely accepted by builders of multiple dwellings. Until late spring, we shipped our 440 Sound Barrier® product at a steady pace to various locales across the country. Our multi-ply decking (4 Way Floor Deck) also started to gain acceptance with these same builders in mid-America.

By late June, we started to see a decline in orders for these and other products due to the recession. This softness in sales continued until the tragedy that changed our country. Following 9/11, there was a drop in business from which we have yet to fully recover.

During the same period a large export customer stopped purchasing our product due to their purchase and conversion of a plant to produce their own product line of display and pin boards. We feel that this market is large enough for us to enter and have signed on two distributors to represent us.

Foam sales for the year were up; this can be attributed to new pricing which includes freight and a sustained effort to stay competitive.

The Pak-line® division, which supplies cushioning and packaging products to customers around the globe, showed sharp declines in sales related to a downturn in the appliance industry and the overall recession in manufacturing. One of our principal customers closed plants and replaced our product.

The steel separator business showed increases in export sales but was unable to offset declines domestically. The glass separator business increased both domestically and overseas. A new glass separator product, StapleSafe (patent pending) is capturing the attention of glass manufacturers around the world.

Net sales for 2001 were $25,721,385 versus 2000 sales of $27,744,946, a decrease of $2,023,561 or 7.3%. Net earnings for the year were $1,554,771, resulting in net earnings per common share of $4.46. Net income includes other income of $1,708,472 from an insurance settlement. Net working capital was $3,089,004, an increase of $1,160,079 from the previous year.

Our 2001 retirees included: Joseph A. Bronsard, Angel Cortes, Charles Downs, Carl Good and Wayne Tettemer. Best wishes for long and happy retirement to each of the employees who left us in 2001.

We wish to thank our loyal shareholders, directors, officers, management, employees, customers, and suppliers for their continued support.



Warren L. Flicker
Chairman of the Board,
Chief Executive Officer



Irving Flicker
Chairman Emeritus



Peter J. McElvogue
President

# Consolidated Five Year Highlights

| | 2001(a) | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Net sales | $ 25,721,385 | $ 27,744,946 | $ 25,018,201 | $ 24,302,836 | $ 25,385,686 |
| Depreciation and amortization | $ 1,279,645 | $ 1,262,672 | $ 1,533,583 | $ 1,365,692 | $ 888,944 |
| Net earnings (loss) | $ 1,554,771 | $ 313,692 | $ (386,820) | $ (698,229) | $ (445,778) |
| Common shares outstanding (weighted average basic and diluted) | 348,799 | 348,799 | 348,599 | 348,630 | 364,479 |
| Basic and diluted net earnings (loss) per common share | $ 4.46 | $ .90 | $ (1.11) | $ (2.00) | $ (1.22) |
| Dividends-declared and paid | $ 34,880 | $ 34,880 | $ 0.00 | $ 0.00 | $ 90,300 |
| Dividends per share | $ .10 | $ .10 | $ 0.00 | $ 0.00 | $ 0.26 |
| Working capital | $ 3,089,004 | $ 1,928,925 | $ 2,564,212 | $ 2,902,215 | $ 3,383,330 |
| Working capital ratio | 1.9:1 | 1.5:1 | 1.8:1 | 1.6:1 | 2.0:1 |
| Capital expenditures | $ 1,355,098 | $ 1,519,990 | $ 1,282,412 | $ 1,284,154 | $ 4,291,324 |
| Total assets | $ 20,395,447 | $ 19,750,205 | $ 19,560,532 | $ 21,621,616 | $ 20,137,096 |
| Long-term debt, excluding current portion | $ 1,858,333 | $ 2,305,833 | $ 2,738,333 | $ 3,155,833 | $ 3,562,500 |
| Stockholders' equity | $ 8,687,931 | $ 7,168,040 | $ 6,885,778 | $ 7,272,598 | $ 7,974,309 |
| Common shares outstanding | 348,799 | 348,799 | 348,599 | 348,599 | 348,801 |
| Per share book value of common stock | $ 24.91 | $ 20.55 | $ 19.75 | $ 20.86 | $ 22.86 |

(a)Net income and per share amounts include $1,708,472 related to an insurance settlement.

# Two Year Dividend and Stock Price Comparison

## CASH DIVIDENDS

Quarterly cash dividends for the last two years were as follows:

| Quarter | 2001 | 2000 |
|---|---|---|
| First | $ 0.05 | $ 0.00 |
| Second | 0.05 | 0.00 |
| Third | 0.00 | 0.05 |
| Fourth | 0.00 | 0.05 |
| | $ 0.10 | $ 0.10 |

## STOCK PRICES

Stock prices for the Company's common stock for the last two years were as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| First | $ 9.50 | $ 9.13 | $ 8.50 | $ 5.87 |
| Second | $11.25 | $ 9.25 | $ 9.00 | $ 5.00 |
| Third | $12.00 | $ 9.90 | $15.00 | $ 8.50 |
| Fourth | $11.50 | $10.10 | $14.00 | $ 8.50 |

The number of Stockholders of record of the Company at December 31, 2001 and 2000 is 223 and 229, respectively.

## Profile

Homasote Company manufactures building and industrial products used in various construction and manufacturing industries.

Homasote International Sales Co., Inc. is an export company.

# Consolidated Statements of Operations and Retained Earnings

Years Ended December 31

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net sales | $25,721,385 | $27,744,946 | $25,018,201 |
| Cost of sales | 19,608,879 | 20,978,855 | 19,570,673 |
| Gross profit | 6,112,506 | 6,766,091 | 5,447,528 |
| Selling, general and administrative expenses | 6,270,149 | 6,460,247 | 5,786,887 |
| Operating (loss) income | (157,643) | 305,844 | (339,359) |
| Other income (expense): | | | |
| Gain on sale of assets | 13,600 | 27,350 | 5,850 |
| Interest income | 75,962 | 65,315 | 79,860 |
| Interest expense | (102,212) | (130,003) | (172,718) |
| Insurance settlement | 1,708,472 | — | — |
| Other income | 16,592 | 45,186 | 19,033 |
| Earnings (loss) before income tax benefit | 1,554,771 | 313,692 | (407,334) |
| Income tax benefit | — | — | (20,514) |
| Net earnings (loss) | 1,554,771 | 313,692 | (386,820) |
| Retained earnings at beginning of year | 13,608,034 | 13,329,222 | 13,716,042 |
| Less dividends declared and paid ($0.10 per share in 2001 and 2000) | (34,880) | (34,880) | — |
| Retained earnings at end of year | $15,127,925 | $13,608,034 | $13,329,222 |
| Basic and diluted net earnings (loss) per common share | $ 4.46 | $ .90 | $ (1.11) |
| Weighted average basic and diluted common shares outstanding | 348,799 | 348,799 | 348,599 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Balance Sheets

December 31

| ASSETS | 2001 | | 2000 | |
|---|---|---|---|---|
| Current Assets: | | | | |
| Cash and cash equivalents | $ 927,686 | | $ 56,204 | |
| Accounts receivable (net of allowance for doubtful accounts of $61,392 in 2001 and $51,392 in 2000) | 1,592,103 | | 2,288,016 | |
| Inventories | 3,506,725 | | 2,924,459 | |
| Deferred income taxes | 190,017 | | 29,369 | |
| Prepaid expenses and other current assets | 255,707 | | 242,523 | |
| Total Current Assets | | $ 6,472,238 | | $ 5,540,571 |
| Property, plant and equipment, net | | 11,044,361 | | 10,942,368 |
| Restricted cash | | 223,468 | | 691,778 |
| Prepaid benefit plan costs | | 2,608,035 | | 2,501,603 |
| Other assets | | 47,345 | | 73,885 |
| | | $ 20,395,447 | | $ 19,750,205 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | |
| Current Liabilities: | | | | |
| Short-term debt | $ 564,000 | | $ — | |
| Current installments of long-term debt | 447,500 | | 432,500 | |
| Accounts payable | 1,895,924 | | 2,441,560 | |
| Accrued expenses | 475,810 | | 737,586 | |
| Total Current Liabilities | | $ 3,383,234 | | $ 3,611,646 |
| Long-term debt, excluding current installments | | 1,858,333 | | 2,305,833 |
| Deferred income taxes | | 190,017 | | 29,369 |
| Obligations under benefit plans | | 6,083,758 | | 5,966,131 |
| Other liabilities | | 192,174 | | 669,186 |
| Total Liabilities | | 11,707,516 | | 12,582,165 |
| Commitments and Contingencies *(note 10)* | | | | |
| Stockholders' Equity: | | | | |
| Common stock, par value $0.20 per share; Authorized 1,500,000 shares; Issued 863,995 shares, outstanding 348,799, net of treasury shares | 172,799 | | 172,799 | |
| Additional paid-in capital | 898,036 | | 898,036 | |
| Retained earnings | 15,127,925 | | 13,608,034 | |
| | 16,198,760 | | 14,678,869 | |
| Less cost of common shares in treasury, 515,196 shares in 2001 and 2000 | 7,510,829 | | 7,510,829 | |
| Total Stockholders' Equity | | 8,687,931 | | 7,168,040 |
| | | $ 20,395,447 | | $ 19,750,205 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

Years Ended December 31

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net earnings (loss) | $ 1,554,771 | $ 313,692 | $ (386,820) |
| Adjustments to reconcile net earnings (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 1,279,645 | 1,262,672 | 1,533,583 |
| Gain on disposal of fixed assets | (13,600) | (27,350) | (5,850) |
| Deferred income taxes | — | — | 117,660 |
| Changes in assets and liabilities: | | | |
| Decrease (increase) in accounts receivable, net | 695,913 | (257,926) | (132,186) |
| Increase (decrease) in inventories | (582,266) | 56,511 | 847,847 |
| Increase (decrease) in prepaid expenses and other current assets | (13,184) | 41,957 | (55,735) |
| Increase in prepaid benefit plan costs | (106,432) | (235,890) | (277,557) |
| Decrease in refundable income taxes | — | — | 218,377 |
| Decrease (increase) in accounts payable | (545,636) | 427,137 | 610,702 |
| Decrease (increase) in accrued expenses | (261,776) | 18,460 | (28,024) |
| Increase in obligations under benefit plans | 117,627 | 119,573 | 263,022 |
| (Decrease) increase in other liabilities | (477,012) | (141,636) | (188,854) |
| Net cash provided by operating activities | 1,648,050 | 1,577,200 | 2,516,165 |
| Cash flows from investing activities: | | | |
| Proceeds from sale of equipment | 13,600 | 27,350 | 5,850 |
| Capital expenditures | (1,355,098) | (1,519,990) | (1,282,412) |
| Decrease in restricted cash | 468,310 | 128,845 | 342,978 |
| Net cash used in investing activities | (873,188) | (1,363,795) | (933,584) |
| Cash flows from financing activities: | | | |
| Proceeds from (repayment of) short-term debt | 564,000 | — | (2,000,000) |
| Repayment of long-term debt | (432,500) | (417,500) | (406,667) |
| Dividends declared and paid | (34,880) | (34,880) | — |
| Proceeds from sale of treasury stock | — | 3,450 | — |
| Net cash provided by (used in) financing activities | 96,620 | (448,930) | (2,406,667) |
| Net increase (decrease) in cash and cash equivalents | 871,482 | (235,525) | (824,086) |
| Cash and cash equivalents at beginning of year | 56,204 | 291,729 | 1,115,815 |
| Cash and cash equivalents at end of year | $ 927,686 | $ 56,204 | $ 291,729 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 102,212 | $ 130,003 | $ 172,718 |

*See accompanying notes to consolidated financial statements.*

# Notes to Consolidated Financial Statements

December 31, 2001, 2000, and 1999

## NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: Homasote Company is in the business of manufacturing insulated wood fiberboard and polyisocyanurate foam products, and operates in only one industry segment; the manufacture and sale of rigid polyisocyanurate and structural insulating building materials and packing products for industrial customers. Sales in 2001 were distributed as follows: Building material wholesalers and contractors, approximately 69%; industrial manufacturers, approximately 31%; in 2000, building material wholesalers and contractors, approximately 71%; industrial manufacturers, approximately 29%; in 1999, building material wholesalers and contractors, approximately 76%; industrial manufacturers, approximately 24%. The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009 (see *note 10*).

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Homasote International Sales Co., Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORY VALUATION: Inventories are valued at the lower of weighted average actual cost, which approximates first in, first out (FIFO), or market.

DEPRECIATION: Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line and various accelerated methods at rates adequate to depreciate the cost of applicable assets over their expected useful lives. Maintenance and repairs are charged to operations as incurred and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon is removed from the accounts with any gain or loss realized upon sale or disposal charged or credited to operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS: As of December 31, 2001 and 2000, the fair value of the Company's financial instruments approximates cost.

REVENUE RECOGNITION: Revenue from product sales is recognized when the related goods are shipped and title and risk of loss pass to the buyer. The Company generally has no obligations after the product is shipped except for routine and customary warranties. Consequently, the point at which the Company recognizes revenue is subject to virtually no judgment and subjectivity.

NET EARNINGS (LOSS) PER COMMON SHARE: Basic net earnings (loss) per common share has been computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the respective periods. Diluted net earnings (loss) per share is the same as basic net earnings (loss) per common share since the Company has a simple capital structure with only common stock outstanding in 2001, 2000 and 1999.

BUSINESS AND CREDIT CONCENTRATIONS: Sales of the Company's products are dependent upon the economic conditions of the housing and manufacturing industries. Changes in these industries may significantly affect management's estimates and the Company's performance.

The majority of the Company's customers are located in the northeastern United States, with the remainder spread throughout the United States and abroad. Foreign sales, primarily in Canada and the United Kingdom, accounted for approximately 13% in the year ended December 31, 2001 and 11% and 5% in the years ended December 31, 2000 and 1999, respectively, of the Company's sales. One customer accounted for 11%, 10% and 11% of the Company's sales in 2001, 2000 and 1999, respectively, and 17%, 12% and 11% of accounts receivable at December 31, 2001, 2000 and 1999, respectively.

The Company estimates an allowance for doubtful accounts based upon the actual payment history of each individual customer. Consequently, an adverse change in the financial condition of a particular customer or the local economy could affect the Company's estimate of its bad debts.

EMPLOYEE BENEFIT PLANS: The Company has a non-contributory pension plan covering substantially all of its employees who meet age and service requirements. Additionally, the Company provides certain health care and life insurance benefits to retired employees. The net periodic pension costs are recognized as employees render the services necessary to earn pension and post-retirement benefits.

INCOME TAXES: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

# Notes to Consolidated Financial Statements continued

December 31, 2001, 2000, and 1999

## Note 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF: Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Certain Hedging Activities ("SFAS 133"). In June 2000 the FASB issued Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of SFAS 133 ("SFAS 138"). SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000; the Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2000. The adoption of these pronouncements has not had a material effect on the Company's consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS: In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, Business Combinations ("SFAS141") and Statement No. 142, Goodwill and Other Intangible Assets ("SFAS 142") and in August 2001 the FASB issued statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS144"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires, commencing January 1, 2002, that goodwill and intangible assets with indefinite useful lives no longer be amortized. Instead, they will be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144. The Company has no goodwill or intangible assets. Consequently, the adoption of these standards had no effect on the Company's consolidated financial statements.

The Company has adopted the provisions of the FASB's Emerging Issues Task Force (EITF), Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires the Company to report all amounts billed to a customer related to shipping and handling as revenue. The Company reports all costs incurred for shipping and handling as cost of goods sold. The Company has reclassified certain costs which were previously included in selling, general and administrative expenses to cost of sales. As a result of this reclassification, selling, general and administrative expenses in 2000 and 1999 were reduced by, and cost of sales was increased by $225,000 and $188,000, respectively.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities such as accounts receivable and inventories and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2000 and 1999 financial statements in order to conform with the 2001 presentation.

## NOTE 2—INVENTORIES

The following are the major classes of inventories as of December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Finished goods | $2,670,284 | $1,996,746 |
| Work in process | 93,103 | 66,991 |
| Raw materials | 743,338 | 860,722 |
| | $3,506,725 | $2,924,459 |

Inventories include the cost of materials, direct labor and manufacturing overhead.

# Notes to Consolidated Financial Statements continued

December 31, 2001, 2000, and 1999

## NOTE 3—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:

| | 2001 | 2000 | Estimated Useful Lives |
|---|---|---|---|
| Land | $ 591,492 | $ 591,492 | |
| Buildings and additions | 9,057,465 | 8,770,539 | 10-50 years |
| Machinery and equipment | 29,862,918 | 29,019,920 | 5-20 years |
| Office equipment | 1,435,474 | 1,358,858 | 3-10 years |
| Automotive equipment | 328,005 | 459,709 | 3-5 years |
| *Construction in progress* | 694,187 | 545,628 | |
| | 41,969,541 | 40,746,146 | |
| Less accumulated depreciation | 30,925,180 | 29,803,778 | |
| | $11,044,361 | $10,942,368 | |

In the third quarter of 1999, the Company reevaluated the estimated useful life of certain manufacturing equipment and, based upon the durability of the asset and other similar assets, increased the estimated useful life from ten to twenty years. The impact on net loss for the year ended December 31, 1999, was a decrease of $251,958. The corresponding decrease in basic and diluted net loss per common share for the year ended December 31, 1999 was $0.72.

## Note 4—DEBT

The Company is party to a loan agreement (the "Agreement") and promissory note with the New Jersey Economic Development Authority (the "Authority"). Under the Agreement, the Authority loaned the Company $4,140,000 out of the proceeds from the issuance of the Authority's Economic Growth Bonds (Greater Mercer County Composite Issue) 1996 Series E (the "Bonds") to be used in connection with specified capital expenditures described in the Agreement. Interest is charged at the variable rate of interest due on the Bonds (1.1% to 4.3% in 2001).

In connection with the Agreement, the Authority also entered into a trust indenture with a bank to serve as trustee and tender agent for the loan proceeds. Principal and interest are payable monthly to the trustee in varying amounts through 2006.

The trust indenture is secured in part by the Agreement and by a direct pay Letter of Credit facility in the face amount of $4,209,000 of which $2,305,833 was outstanding at December 31, 2001. The Letter of Credit facility contains financial and other restrictive covenants. The Agreement, as currently amended (the "Amended Agreement"), contains financial and other covenants including minimum tangible net worth, cash flow coverage, current ratio and maximum liabilities to tangible net worth (all as defined) with which the Company was in compliance as of and for the year ended December 31, 2001. The Amended Agreement further provides for collateralization of the Letter of Credit facility by substantially all of the Company's assets.

The balance of long-term debt outstanding (including current installments) at December 31, 2001 and 2000 was $2,305,833 and $2,738,333, respectively. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2001, are as follows: 2002, $447,500; 2003, $462,500; 2004, $477,500; 2005, $493,333; 2006, $425,000.

The Company had an unsecured demand note line of credit agreement with a bank which expired July 31, 2001. The line of credit was renewed in the amount of $1.0 million and expires July 31, 2002. On September 10, 2001, the amount of the line of credit was amended to $1.5 million. Interest is payable monthly at the bank's prime rate (4.75% at December 31, 2001) less .25%. As of December 31, 2001 and 2000, $564,000 and $0, respectively, was outstanding under the line of credit. The unused credit available under this facility at December 31, 2001 was $936,000. Additionally, the amended line of credit provides for an unused line fee of 0.25% per annum. The note provides for prepayments and advances as required to satisfy working capital needs. The note is collateralized by substantially all of the Company's assets. The Company believes that the demand note line of credit will be extended in the normal course of business into 2003.

Total interest costs incurred during 2001, 2000 and 1999 were approximately $102,000, $130,000 and $173,000, respectively.

# Notes to Consolidated Financial Statements continued

December 31, 2001, 2000, and 1999

## NOTE 5— INCOME TAXES

Income tax benefit is comprised of the following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current: | | | |
| Federal | $ — | $ — | $ (70,998) |
| State | — | — | (67,176) |
| | — | — | (138,174) |
| Deferred: | | | |
| Federal | — | — | 103,911 |
| State | — | — | 13,749 |
| | — | — | 117,660 |
| | $ — | $ — | $ (20,514) |

The actual income tax benefit differs from the amounts computed by applying the U.S. Federal Income Tax rate of 34% to earnings (loss) before income tax benefit as a result of the following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Computed "expected" tax benefit | $ 528,622 | $ 106,655 | $ (138,494) |
| State income taxes (net of Federal income tax benefit) | 97,554 | 21,776 | (35,262) |
| Change in valuation reserve | (655,943) | (146,419) | 207,237 |
| Reversal of prior year overaccural of Federal tax | — | — | (70,998) |
| Other | 29,767 | 17,988 | 17,003 |
| | $ — | $ — | $ (20,514) |

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 are presented below:

| | 2001 | 2000 |
|---|---|---|
| Deferred tax assets: | | |
| Accounts receivable, due to allowance for doubtful accounts | $ 24,520 | $ 20,557 |
| Inventories | 154,969 | 182,555 |
| Other liabilities, principally due to supplemental pension and postretirement costs | 2,431,979 | 2,384,062 |
| Nondeductible accrued expense | 48,233 | 37,585 |
| Net operating loss carryforwards — Federal and State | 521,556 | 349,163 |
| Alternative minimum tax credit | 26,000 | 26,000 |
| Total deferred tax assets | 3,207,257 | 2,999,922 |
| Less valuation allowance | (497,085) | (1,153,028) |
| Net deferred tax assets | 2,710,172 | 1,846,894 |
| Deferred tax liabilities: | | |
| Fixed assets, due to accelerated depreciation | 1,668,416 | 843,085 |
| Other assets, due to pension costs | 1,041,756 | 999,140 |
| Other | — | 4,669 |
| Total deferred tax liabilities | 2,710,172 | 1,846,894 |
| Net deferred tax asset | $ — | $ — |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The net change in the total valuation allowance for the years ended December 31, 2001 and 2000 was a decrease of ($655,943) and a decrease of $(146,419), respectively. In addition, at December 31, 2001, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $1,031,000 and $2,877,000, respectively, which are available to reduce future taxes, if any. The net operating loss carryforwards will begin to expire in year 2019 for federal and 2005 for state tax purposes.

# Notes to Consolidated Financial Statements continued

December 31, 2001, 2000, and 1999

## Note 6—OTHER LIABILITIES

The Company has a noncontributory defined benefit retirement plan (the "Pension Plan") covering all eligible employees. Benefits under the Pension Plan are calculated at a rate of $23.00 per month per year of service, as defined. Additionally, a supplemental non-contributory plan (the "Supplemental Plan") covering certain key employees of the Company provides benefits based upon the employee's compensation, as defined, during the highest five of the last ten consecutive years preceding retirement.

The Company's funding policy for the Pension Plan is to contribute amounts sufficient to meet minimum funding requirements set forth in U.S. employee benefit and tax laws. The Company's policy for funding the Supplemental Plan is to contribute benefits in amounts as determined at the discretion of management. As of December 31, 2001 and 2000, the Supplemental Plan was unfunded.

The Company also provides certain health care and life insurance benefits for retired employees who have reached the age of 65. Partial benefits are provided to early retirees who have not reached the age of 65. The Company's policy is to fund the cost of health care and life insurance benefits for retirees in amounts determined at the discretion of management. As of December 31, 2001 and 2000, the plan was unfunded.

The following table sets forth the Company's defined benefit pension plans' benefit obligations, fair value of assets, funded status and other information:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | $ 7,803,328 | $ 7,736,476 | $ 2,303,756 | $ 2,393,729 |
| Service cost | 125,035 | 119,882 | 60,956 | 78,997 |
| Interest cost | 590,268 | 578,487 | 173,587 | 182,214 |
| Plan amendments | — | — | — | (187,624) |
| Actuarial gain | 505,257 | (26,209) | 107,581 | (46,184) |
| Benefits paid | (609,874) | (605,308) | (136,926) | (117,376) |
| Benefit obligation at end of year | 8,414,014 | 7,803,328 | 2,508,954 | 2,303,756 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | 9,092,468 | 9,415,014 | — | — |
| Actual return on plan assets | (429,232) | 234,164 | — | — |
| Employer contributions | 171,172 | 187,583 | 136,926 | 117,376 |
| Administrative expenses | (49,060) | (138,985) | — | — |
| Benefits paid | (609,874) | (605,308) | (136,926) | (117,376) |
| Fair value of plan assets at end of year | 8,175,474 | 9,092,468 | — | — |
| **Reconciliation of funded status** | | | | |
| Funded status | (238,540) | 1,289,140 | (2,508,954) | (2,303,756) |
| Unrecognized transition obligation | (5,543) | 103,558 | — | — |
| Unrecognized prior service cost | 754,938 | 840,356 | 1,214,609 | 1,357,233 |
| Unrecognized actuarial gain | (1,052,819) | (2,900,066) | (1,639,414) | (1,850,993) |
| *Net amount recognized at year-end* | $ (541,964) | $ (667,012) | $(2,933,759) | $ (2,797,516) |

## Note 6—OTHER LIABILITIES (continued)

| | Pension Benefits 2001 | Pension Benefits 2000 | Other Benefits 2001 | Other Benefits 2000 |
|---|---|---|---|---|
| **Amounts recognized in the consolidated balance sheet consist of:** | | | | |
| Prepaid benefit cost | $ 2,608,035 | $ 2,501,603 | $ — | $ — |
| Accrued benefit liability | (3,149,999) | (3,168,615) | (2,933,759) | (2,797,516) |
| Net amount recognized at year-end | $ (541,964) | $ (667,012) | $ (2,933,759) | $ (2,797,516) |
| Benefit obligation | $ 1,993,529 | $ 1,754,621 | $ 2,508,954 | $ 2,303,756 |
| Projected benefit obligation | 1,993,529 | 1,754,621 | N/A | N/A |
| Accumulated benefit obligation | 1,775,527 | 1,653,811 | N/A | N/A |

| | Pension Benefits 2001 | Pension Benefits 2000 | Pension Benefits 1999 | Other Benefits 2001 | Other Benefits 2000 | Other Benefits 1999 |
|---|---|---|---|---|---|---|
| **Components of net periodic benefit cost:** | | | | | | |
| Service cost | $ 180,035 | $ 139,882 | $ 143,982 | $ 60,956 | $ 78,997 | $ 85,625 |
| Interest cost | 590,268 | 578,487 | 574,426 | 173,587 | 182,214 | 174,119 |
| Expected return on plan assets | (749,370) | (779,985) | (801,086) | — | — | — |
| Amortization of transitional obligation | 109,101 | 109,100 | 109,100 | — | — | — |
| Amortization of prior service cost | 85,418 | 85,418 | 85,418 | 142,624 | 165,121 | 165,121 |
| Recognized actuarial gain | (169,328) | (257,042) | (217,696) | (103,998) | (113,550) | (99,542) |
| Net periodic pension (benefit) cost | $ 46,124 | $ (124,140) | $ (105,856) | $ 273,169 | $ 312,782 | $325,323 |
| **Weighted-Average Assumptions as of December 31:** | | | | | | |
| Discount rate | 7.25% | 7.75% | 8.00% | 7.25% | 7.75% | 8.00% |
| Expected return on plan assets | 8.50% | 8.50% | 8.50% | N/A | N/A | N/A |

**Assumed health care cost trend**

A 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate is assumed to decrease gradually to 5.0% in 2006 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects at year-end 2001:

| | One-Percentage-Point Increase | One-Percentage-Point Decrease |
|---|---|---|
| Effect on postretirement benefit obligation | $ 282,959 | $ (236,586) |
| Effect on total of service and interest cost components | 32,941 | (26,822) |

The Company has a voluntary savings plan for which all employees are eligible. The Plan provides for the Company to contribute a minimum of $0.25 for every dollar contributed by employees, up to 4% of their salaries. Effective November 1, 2000, the Company amended and restated the Savings Plan in its entirety to convert the Savings Plan to a plan that qualifies and meets the requirements under Section 401(k) of the Internal Revenue Code. Company contributions charged to operations under this Plan amounted to approximately $60,162 in 2001, $29,933 in 2000 and $28,000 in 1999.

Included in other liabilities at December 31, 2001 and 2000 is $192,174 and $669,186, respectively, of monies received by the Company in January 2001 and December 1998 from its insurance company related to certain equipment (dryer) fires (included in restricted cash in the accompanying consolidated balance sheet at December 31, 2001 and 2000). The cash is restricted for use under the terms of its loan agreement with the New Jersey Economic Development Authority to pay costs incurred in connection with and to repair the dryer damaged in the fires described in *note 11*.

(Continued)

## NOTE 7—ACCRUED EXPENSES

Accrued expenses as of December 31, 2001 and 2000 consist of the following:

| | 2001 | 2000 |
|---|---|---|
| Commissions | $ 80,281 | $ 151,067 |
| Payroll | 131,724 | 151,708 |
| Other | 263,805 | 434,811 |
| | $ 475,810 | $ 737,586 |

## Note 8—TREASURY STOCK

The Company has a policy offering directors, officers and employees the option to purchase reacquired shares of Homasote Company common stock on the date acquired and at the purchase price paid by the Company. A summary of activity for the years 2001, 2000 and 1999 follows:

| | Acquired | | Sold | | Retained in Treasury | |
|---|---|---|---|---|---|---|
| | Shares | Cost | Shares | Cost | Shares | Cost |
| 2001 | — | $ — | — | $ — | — | $ — |
| 2000 | — | $ — | 200 | $ 3,450 | — | $ — |
| 1999 | — | $ — | — | $ — | — | $ — |

## Note 9—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, including Short-term Debt, at December 31, 2001 and 2000 approximate fair value because of the short maturity of those instruments and with respect to the Bonds and Short-term Debt (see *note 4*) due to the variable interest rates which approximate current market rates.

## Note 10—COMMITMENTS AND CONTINGENCIES

The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts require the Company to purchase all of the wastepaper offered by the suppliers, which is generally below the Company's normal usage. Purchases in 2001, 2000 and 1999 aggregated approximately $844,000, $936,000 and $860,000, respectively.

During the normal course of business, the Company is from time to time involved in various claims and legal actions. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is engaged in a dispute with a former energy supplier regarding the efforts of the supplier to change the method of pricing. The Company has filed a declaratory judgment action in the Superior Court of the State of New Jersey seeking a judgment that the supplier repudiated the contract with the Company by endeavoring to implement a method of pricing that was inconsistent with the provisions of the contract. The defendant has removed the case to the Federal District Court for the District of New Jersey. The proceedings are in the discovery stage, which is nearing completion. The Company does not anticipate that the outcome of this dispute will have a material effect on the consolidated financial statements.

The Company is a party to employment agreements with two officers requiring aggregate annual compensation payments of $350,000, adjusted biennially for changes in the Consumer Price Index (as defined). The agreements expire May 6, 2009 and June 30, 2010, respectively.

## Note 11 – INSURANCE SETTLEMENT

As previously reported, on January 24, 2001, the Company received $2,039,286 related to an insurance settlement, which was net of $210,714 due, or potentially due, to an insurance adjuster. The amount due to the adjuster is in dispute. The Company and its bank agreed that $330,814 of the proceeds received are restricted for use under the terms of its loan agreement with the New Jersey Economic Development Authority to pay costs incurred to repair and make certain improvements to the dryer damaged in the fires. Such amount was recorded in restricted cash and other liabilities upon receipt. The balance of the proceeds received, $1,708,472 has been recorded under other income. The Company is in the process of reinvesting the proceeds of this settlement in like kind assets (as defined by the Internal Revenue Code) and, as such, the proceeds are not currently taxable.

# Independent Auditors' Report

The Board of Directors and Stockholders
Homasote Company:

We have audited the accompanying consolidated balance sheets of Homasote Company and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations and retained earnings, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Homasote Company and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

March 8, 2002
Short Hills, New Jersey

KPMG LLP

# Management's Discussion and Analysis of Financial Condition and Results of Operations

**General**

This annual report, including our Letter to Stockholders and this Management's Discussion and Analysis, contains forward-looking statements about the future that are necessarily subject to various risks and uncertainties. These statements are based on the beliefs and assumptions of management and on information currently available to management. These forward-looking statements are identified by words such as "estimates", "expects", "anticipates", "plans", "believes", and other similar expressions.

Factors that could cause future results to differ materially from those expressed in or implied by the forward-looking statements or historical results include the impact or outcome of:

- events or conditions which affect the building and manufacturing industries in general and the Company in particular, such as general economic conditions, employment levels, inflation, weather, strikes and other factors;
- competitive factors such as changes in choices regarding structural building materials by architects and builders and packing products by industrial firms.

Although the ultimate impact of the above and other factors are uncertain, these and other factors may cause future operating results to differ materially from results or outcomes we currently seek or expect.

**Results of Operations 2001-2000**

The Company's sales are derived from building material wholesalers and industrial manufacturers. Net sales in 2001 decreased by $2,023,561 or 7.3% to $25,721,385 from $27,744,946. The decrease is attributable primarily to deteriorating economic conditions in the building products and packaging industries. Additionally, the implementation of a necessary 7% energy surcharge by the Company effective for shipments during the first seven months of 2001 encountered significant resistance from millboard and industrial distributors, retailers and end users. In the industrial division, the energy surcharge and other price adjustments adversely affected the specification of Homasote in packaging products, principally major appliances. A key industrial account of the Company that supplies the appliance industry closed several of its manufacturing facilities which also contributed to the shortfall in sales. The severe downturn in the steel industry, partially due to the impact of imports, resulted in reduced sales of steel separators. Lower sales in the fourth quarter of 2001 as compared to 2000 were the result of factors discussed above as well as reductions of customer inventory levels in response to economic conditions and the cessation of sales to an international customer.

Gross profit as a percentage of sales decreased to 23.8% in 2001 from 24.4% in 2000. The decrease resulted primarily from increased energy costs in the first quarter of 2001, partially offset by the energy surcharge discussed above, and extended maintenance shutdowns of a production line in both the first and third quarters. Increased productivity and efficiencies realized from the production line overhauls were partially offset by increases in wage rates and health and general insurance costs.

Selling, general and administrative expenses decreased $190,098 from $6,460,247 in 2000 to $6,270,149 in 2001, and as a percentage of sales were 24.4% in 2001 as compared to 23.3% in 2000. The increase in the relative percentage of selling, general and administrative expenses is due primarily to the lower level of sales in 2001. Decreases in the level of sales agent commission costs, Company-placed advertising and customer incentive programs were partially offset by increases in the cost of compensation, retirement benefits and a new cooperative advertising program.

Interest income increased to $75,962 in 2001 as compared to $65,315 in 2000. The increase in interest income is attributable primarily to the earnings from an investment of funds received in the insurance settlement discussed elsewhere in this discussion and analysis.

Interest expense on debt decreased to $102,212 in 2001 from

$130,003 in 2000. The decrease is primarily attributable to reductions in the Company's cost of borrowed funds partially offset by the Company's increase in net borrowings.

As previously reported, on January 24, 2001, the Company received $2,039,286 related to an insurance settlement, which was net of $210,714 due, or potentially due, to an insurance adjuster. The amount due to the adjuster is in dispute. The Company and its bank agreed that $330,814 of the proceeds received are restricted for use under the terms of its loan agreement with the New Jersey Economic Development Authority to pay costs incurred to repair and make certain improvements to the dryer damaged in the fires. Such amount was recorded in restricted cash and other liabilities upon receipt. The balance of the proceeds received, $1,708,472, has been recorded under other income. The Company is in the process of reinvesting the proceeds of this settlement in like kind assets (as defined by the Internal Revenue Code) and, as such, the proceeds are not currently taxable.

Other income decreased to $16,592 in 2001 from $45,186 in 2000 due primarily to decreases in the net price of corrugated paper sold as scrap.

There was no income tax expense in 2001 due to a decrease in the deferred tax valuation allowance and the utilization of federal and state operating loss carryforwards.

As a result of the foregoing, net income in 2001 improved to $1,554,771 from $313,692 in 2000.

**Results of Operations 2000-1999**

The Company's sales are derived from building material wholesalers and industrial manufacturers. Net sales in 2000 increased by $2,726,745 or 10.9% to $27,744,946 from $25,018,201. The increase is attributable primarily to continued recognition by architects, builders and consumers of the sound control and light weight qualities of the Company's millboard and floor system products. Additionally, sales during the fourth quarter were impacted positively by the opening of new international markets. However, shipments during the first two quarters of 1999 were adversely affected by reduced millboard production due to the overhaul of a millboard production line.

Gross profit as a percentage of sales increased to 24.4% in 2000 from 21.8% in 1999. The increase resulted primarily from improved coverage of fixed costs due to increases in sales and decreases in depreciation expense and non-essential overtime costs in 2000. The increase in gross profit percentage caused by these items was partially offset by increases in wage rates, health insurance costs, a ten day maintenance shutdown in the third quarter and an increase in the price of natural gas during the fourth quarter of 2000.

Selling, general and administrative expenses as a percentage of sales were 23.3% in 2000 as compared to 23.1% in 1999. The relative percentage of selling, general and administrative expenses increased primarily in the areas of compensation, workers' compensation costs, and advertising, partially offset by a reduction in the cost of depreciation.

Interest income decreased to $65,315 in 2000 as compared to $79,860 in 1999. The decrease in interest income is attributable primarily to a change from investing excess cash balances in a money market fund to being applied against the Company's outstanding demand line of credit. This change reduced interest income and interest expense.

Interest expense on debt decreased to $130,003 in 2000 from $172,718 in 1999. The decrease is due primarily to the change in investment of excess cash balances as discussed above.

Other income increased to $45,186 in 2000 from $19,033 in 1999 due primarily to increases in the net price and amount of corrugated paper sold as scrap.

There was no income tax expense in 2000 due to the effect of temporary differences between book and taxable income and the utilization of federal and state operating loss carryforwards. The Company recorded an income tax benefit of $20,514 in 1999, resulting from receipt of a federal tax refund in excess of the recorded receivable, and the reduction of certain other tax related accruals no longer required.

As a result of the foregoing, net income in 2000 improved to $313,692 from a net loss of $386,820 in 1999.

**Liquidity and Capital Resources**

Cash flows from operating activities and bank borrowings are the primary sources of liquidity. Net cash provided by operating activities amounted to $1.6 million in 2001 and 2000 and $2.5 million in 1999. At December 31, 2001, the Company had working capital of $3,089,004 as compared to $1,928,925 at December 31, 2000, an increase of $1,160,079.

Capital expenditures for new and improved facilities and equipment, which are financed primarily through internally generated funds and debt, were $1.4 million in 2001, $1.5 million in 2000 and $1.3 million in 1999. The Company has estimated capital expenditures for 2002 in the amount of $1.1 million, in part to upgrade the Company's computer hardware and software systems and implement other manufacturing equipment replacement and improvement projects. Additional funds, available in part from the settlement with its insurance carrier, will be expended to install an automated feeder system on the primary saw, complete the overhaul of a production line mold and on other Coe dryer related projects.

Cash flows from financing activities was $.1 million provided in 2001 compared to ($0.4) million used in 2000, primarily as a result of proceeds of short-term debt of $.6 million.

The Company is party to a loan agreement (the "Agreement") and promissory note with the New Jersey Economic Development Authority (the "Authority"). Under the Agreement, the Authority loaned the Company $4,140,000 out of the proceeds from the issuance of the Authority's Economic Growth Bonds (Greater Mercer County Composite Issue) 1996 Series E (the "Bonds") to be used in connection with specified capital expenditures described in the Agreement. Interest is charged at the variable rate of interest due on the Bonds (1.1% to 4.3% in 2001).

In connection with the Agreement, the Authority also entered into a trust indenture with a bank to serve as trustee and tender agent for the loan proceeds. Principal and interest are payable monthly to the trustee in varying amounts through 2006.

The trust indenture is secured in part by the Agreement and by a direct pay Letter of Credit facility in the face amount of $4,209,000 of which $2,305,833 was outstanding at December 31, 2001. The Letter of Credit facility contains financial and other restrictive covenants. The Agreement, as currently amended (the "Amended Agreement"), contains financial and other covenants including minimum tangible net worth, cash flow coverage, current ratio and maximum liabilities to tangible net worth (all as defined) with which the Company was in compliance as of and for the year ended December 31, 2001 and 2000. The Amended Agreement further provides for collateralization of the Letter of Credit facility by substantially all of the Company's assets.

The Company had an unsecured demand note line of credit agreement with a bank which expired July 31, 2001. Interest is payable monthly at the bank's prime rate (4.75% at December 31, 2001) less .25%. As of December 31, 2001 and 2000, $564,000 and $0, respectively, was outstanding under the line of credit. The line of credit was renewed in the amount of $1.0 million and expires July 31, 2002. On September 10, 2001, the amount of the line of credit was amended to $1.5 million. The unused credit available under this facility at December 31, 2001 was $936,000. Additionally, the amended line of credit provides for an unused line fee of 0.25% per annum. The note provides for prepayments and advances as required to satisfy working capital needs. The note is collateralized by substantially all of the Company's assets. The Company believes that the demand note line of credit will be extended in the normal course of business into 2003.

Management believes that cash flows from operations, coupled with its bank credit facilities, are adequate for the Company to meet its obligations through 2002. The Company utilizes long-term debt to finance discretionary capital expenditures.

## Disclosures About Contractual Obligations and Commercial Commitments:

| | Cash Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
| Short-term debt | $ 564,000 | $ 564,000 | $ – | $ – | $ – |
| Long-term debt including current installments | 2,305,833 | 447,500 | 940,000 | 918,333 | – |
| Employment contracts | 2,742,000 | 350,000 | 700,000 | 700,000 | 992,000 |
| | $5,611,833 | $1,361,500 | $1,640,000 | $1,618,333 | $992,000 |

In addition to the aforementioned contractual obligations and commercial commitments, the Company has certain benefit plan obligations (see *note 6*) the timing of which is presently unknown and is contingent upon the retirement dates of the respective participants.

The Company is a party to purchase agreement contracts to purchase readily available wastepaper from two suppliers. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts require the Company to purchase all of the wastepaper offered by the suppliers, which is generally below the Company's normal usage. Purchases in 2001, 2000 and 1999 aggregated approximately $844,000, $936,000 and $860,000, respectively. The contracts expire in 2009.

### Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, Business Combinations ("SFAS 141") and Statement No. 142, Goodwill and Other Intangible Assets ("SFAS 142") and in August 2001 the FASB issued statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires, commencing January 1, 2002, that goodwill and intangible assets with indefinite useful lives no longer be amortized. Instead, they will be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144. The Company has no goodwill or intangible assets. Consequently, the adoption of these standards had no effect on the Company's consolidated financial statements.

The Company has adopted the provisions of the FASB's Emerging Issues Task Force (EITF), Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires the Company to report all amounts billed to a customer related to shipping and handling as revenue. The Company reports all costs incurred for shipping and handling as cost of goods sold. The Company has reclassified certain costs which were previously included in selling, general and administrative expenses to cost of sales. As a result of this reclassification, selling, general and administrative expenses in 2000 and 1999 were reduced by, and cost of sales was increased by $225,000 and $188,000, respectively.

### Critical Accounting Policy

Revenue Recognition: Revenue from product sales is recognized when the related goods are shipped and title and risk of loss pass to the buyer. The Company generally has no obligations after the product is shipped except for routine and customary warranties. Consequently, the point at which the Company recognizes revenue is subject to virtually no judgment and subjectivity.

### Inflation and Economy

The Company will continue to maintain a policy of constantly monitoring such factors as product demand and costs, and will adjust prices as these factors and the economic conditions warrant. Management believes the business operations of the Company have been affected by the general decline in the economy that has been accelerated by the terrorist attacks of September 11, 2001.

### Other Developments

The Company utilizes a significant amount of natural gas in the manufacture of Homasote board. To ensure a consistently effective supply of natural gas, the Company was party to a two-year purchase agreement expiring October 31, 2000. Upon renewal, market conditions in the natural gas industry caused the Company to incur a material increase in the cost of this energy resource of approximately 96% effective November 1, 2000. The Company notified its millboard and industrial customers of an energy surcharge effective with shipments commencing November 27, 2000. Effective May 1, 2001 the Company contracted with its energy suppliers to ensure a constant supply of these resources and enable product pricing to remain at the surcharge inclusion levels. A reduction in the cost of natural gas and realized production efficiencies are reflected in revised prices for most of the Company's products which were effective July 30, 2001.

## Summarized (unaudited) quarterly financial data of the Company for years 2001 and 2000 are as follows:

(in thousands of dollars except per share data)

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | First | Second | Third | Fourth | First | Second | Third | Fourth |
| Net sales | $ 6,868 | $ 6,779 | $ 6,415 | $ 5,659 | $ 6,673 | $ 6,712 | $ 6,688 | $ 7,672 |
| Gross profit | $ 1,450 | $ 1,992 | $ 1,570 | $ 1,101 | $ 1,605 | $ 1,757 | $ 1,472 | $ 1,932 |
| Net earnings (loss) | $ 1,540 | $ 369 | $ (58) | $ (296) | $ 139 | $ 163 | $ (248) | $ 260 |
| Basic and diluted net net earnings (loss) per common share | $ 4.42 | $ 1.06 | $ (0.17) | $ (0.85) | $ 0.40 | $ 0.47 | $ (0.71) | $ 0.74 |

# Board of Directors



**Joseph A. Bronsard**
Homasote Retiree



**Irving Flicker**
Chairman Emeritus



**Michael R. Flicker**
Attorney at Law



**Warren L. Flicker**
Chairman of the Board,
Chief Executive Officer



**Irene T. Graham**
Homasote Retiree



**Peter J. McElvogue**
President



**Peter N. Outerbridge**
Chairman of the Board
of Chelston Management
Ltd.



**James M. Reiser**
Vice President & Chief
Financial Officer



**Charles A. Sabino**
Tax Consultant
Self employed



**Norman Sharlin**
President & Chief
Operating Officer
Sharlin Lite Corp.

## Stock Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

## Common Stock Listed

OTC

## Independent Auditors

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

## Other Officers



**Jennifer D. Bartkovich**
Corporate Secretary

## Notice of 10-K Annual Report

The Form 10-K Annual Report, without exhibits, as filed with the Securities and Exchange Commission is available free of charge after March 30 of each year to shareholders and prospective investors upon request. The exhibits are available for $5.

Mailing Address: P.O. Box 7240, West Trenton, NJ 08628-0240